UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Big Rock Partners Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

089482 103
(CUSIP Number)

c/o Big Rock Partners Sponsor, LLC
2645 N. Federal Highway
Suite 230
Delray Beach, Florida 33431
(310) 734-2300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 November 20, 2017
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Big Rock Partners Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER	1,997,500(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,997,500(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)
Represents shares held by Big Rock Partners Sponsor, LLC, the Issuer’s sponsor, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Based on 9,035,500 shares of the Company’s Common Stock outstanding as of November 29, 2017.

1	NAME OF REPORTING PERSONS Richard Ackerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,997,500(1)
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,997,500(1)
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)
Represents shares held by Big Rock Partners Sponsor, LLC, the Issuer’s sponsor, of which Mr. Ackerman is the managing member and has sole voting and dispositive power with respect to such shares. Ms. Lori Wittman and Messrs. Michael Fong, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(2)	Based on 9,035,500 shares of the Company’s Common Stock outstanding as of November 29, 2017.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Big Rock Partners Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and the managing member of the Sponsor, Richard Ackerman (the “Managing Member” and together with the Sponsor, the “Reporting Persons”).

Item 1.          Security and Issuer

Securities acquired: common stock, $0.001 par value (“Common Stock”)

Issuer:    Big Rock Partners Acquisition Corp. (“Issuer”)
c/o Big Rock Partners Sponsor, LLC
2645 N. Federal Highway
Suite 230
Delray Beach, Florida 33431

Item 2.          Identity and Background

(a) This statement is filed by:

(i)
the Sponsor, which is the holder of record of approximately 22.1% of the issued and outstanding shares of Common Stock, $0.001 par value (the “Common Stock”) outstanding as of November 29, 2017; and

(ii)
Richard Ackerman, the Issuer's President, Chairman, Chief Executive Officer, and the Managing Member of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 2645 N. Federal Highway
Suite 230, Delray Beach, Florida 33431

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and potential business combination. Mr. Ackerman’s principal occupation is to serve as the Issuer's President, Chairman, Chief Executive Officer, and the Managing Member of the Sponsor.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. The Managing Member is a US citizen.

Item 3.          Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.          Purpose of the Transaction

On September 26, 2017, 1,437,500 shares of Common Stock (the “Founder Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to a Securities Subscription Agreement, dated September 26, 2017, by and between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

On November 20, 2017, the Company effectuated a 1.2-for-1 stock dividend of its common stock resulting in an aggregate of 1,725,000 Founder's Shares outstanding. All share and per share amounts have been retroactively restated to reflect the stock dividend.

On November 20, 2017, simultaneously with the consummation of the Issuer’s initial public offering (“IPO”), the Sponsor purchased 250,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Securities Subscription Agreement, dated November 20, 2017, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one share of Common Stock, one right to receive one-tenth of one share of Common Stock upon the consummation of a business combination, and one-half of one warrant, each whole warrant exercisable to purchase one share of Common Stock, at an exercise price of $11.50 per whole share (as described more fully in the Issuer’s Final Prospectus dated November 20, 2017).

On November 29, 2017, simultaneously with the underwriters’ purchase of 900,000 over-allotment Units, the Sponsor purchased 22,500 Placement Units at $10.00 per Placement Unit pursuant to the Subscription Agreement.

The source of these funds for the acquisitions described above was the working capital of the Sponsor. The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote its shares in favor of any proposed business combination and (B) not to redeem any shares in connection with a shareholder vote (or tender offer) to approve (or in connection with) a proposed initial business combination. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect to the Issuer.

Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 9,035,500 shares of Common Stock, outstanding as of November 29, 2017, are as follows:

Big Rock Partners Sponsor, LLC
a)		Amount beneficially owned: 1,997,500	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,997,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,997,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Richard Ackerman
a)		Amount beneficially owned: 1,997,500	Percentage: 22.1%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,997,500
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,997,500
	iv.	Shared power to dispose or to direct the disposition of:	0

Richard Ackerman, the Issuer’s Chairman. President and Chief Executive Officer, is the managing member of the Sponsor (the “Managing Member”) and has sole voting and dispositive power of the securities held by the Sponsor. Ms. Lori Wittman and Messrs. Michael Fong, Albert Rex and Troy Taylor, each a director of the Issuer, hold economic interests in Big Rock Partners Sponsor, LLC and pecuniary interests in the securities held by Big Rock Partners Sponsor, LLC. Each of Ms. Wittman and Messrs. Fong, Rex and Taylor disclaims beneficial ownership of such securities, except to the extent of his or her pecuniary interests.

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

On September 26, 2017, 1,437,500 shares of Common Stock (the “Founder’s Shares”) were purchased by the Sponsor for the amount of $25,000, pursuant to the Purchase Agreement.

On November 20, 2017, the Company effectuated a 1.2-for-1 stock dividend of its common stock resulting in an aggregate of 1,725,000 Founder's Shares outstanding. All share and per share amounts have been retroactively restated to reflect the stock dividend. The Founder’s Shares include an aggregate of up to 225,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option is not exercised in full.

 On November 29, 2017, the underwriter of the IPO exercised such overallotment option in full. As a result, the 225,000 Founder’s Shares are no longer subject to forfeiture.

Pursuant to the escrow agreement described below, the Founder’s Shares were placed into escrow with Continental Stock Transfer & Trust Company acting as escrow agent and subject to lock-up restrictions as further described in the summary of the “Stock Escrow Agreement” below.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.6 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on November 14, 2017 (and is incorporated by reference herein as Exhibit 10.1).

Securities Subscription Agreement between the Issuer and Sponsor

On November 20, 2017, simultaneously with the consummation of the IPO, the Sponsor purchased 250,000 Placement Units pursuant to the Subscription Agreement. On November 29, 2017, simultaneously with the exercise of the underwriters’ overallotment option, the Sponsor purchased an additional 22,500 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying such Placement Units are subject to a lock up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Letter Agreement.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017 (and is incorporated by reference herein as Exhibit 10.2).

Registration Rights Agreement

On November 20, 2017, in connection with the IPO, the Issuer and the Sponsor entered into a registration rights agreement, pursuant to which the Sponsor was granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017 (and is incorporated by reference herein as Exhibit 10.4).

Letter Agreement

On November 20, 2017, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Letter Agreement”). Pursuant to the Letter Agreement, the Sponsor agreed (A) to vote its Founder’s Shares, any shares of Common Stock underlying the Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Issuer’s obligation to redeem the public shares if the Issuer does not consummate a business combination within 12 months (or up to 18 months if the Issuer extends the period of time to consummate a business combination by the full amount of time) from the completion of the initial public offering, unless the Issuer provides the holders of public shares with the opportunity to redeem such shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, (C) not to redeem any Founder’s Shares and any shares underlying the Placement Units into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Amended and Restated Certificate of Incorporation relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and any shares of Common Stock underlying the Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

Richard Ackerman also agreed that in the event of the liquidation of the Trust Account of the Issuer (as defined in the Letter Agreement), he will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim by any vendor or other person who is owed money by the Issuer for services rendered or products sold to or contracted for the Issuer, or by any target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the Trust Account; provided that such indemnity shall not apply if such vendor or prospective target business executes an agreement waiving any claims against the Trust Account.

The description of the Letter Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017 (and is incorporated by reference herein as Exhibit 10.3).

Stock Escrow Agreement

On November 20, 2017, in connection with the IPO, the Issuer, the Sponsor and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a stock escrow agreement (the “Escrow Agreement”), pursuant to which, all of the Founder’s Shares were deposited in escrow during the period (the “Escrow Period”) commencing on November 20, 2017 and (i) for 50% of the Founder’s Shares, ending on the earlier of (x) one year after the date of the consummation of the Issuer’s initial business combination and (y) the date on which the closing sale price of the Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and (ii) for the remaining 50% of the Founder’s Shares, ending one year after the date of the consummation of an initial business combination or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s shareholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The limited exceptions to the foregoing restrictions include transfers (i) to the Issuer’s officers, directors, employees, consultants or their affiliates, (ii) to Sponsor’s officers, directors, employees or members, (iii) by bona fide gift to a member of the immediate family of a member of the Sponsor or to a trust, the beneficiary of which is a member of the Sponsor or a member of the immediate family of a member of the Sponsor for estate planning purposes, (iv) pursuant to a qualified domestic relations order, (v) by private sales of the Founder Shares made at or prior to the consummation of a business combination at prices no greater than the price at which the Founder Shares were originally purchased, or (vi) to the Issuer for no value for cancellation in connection with the consummation of a business combination; provided, however, that except for clause (vi) or with the Issuer’s prior consent, such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of this Agreement and of the Letter Agreement signed by the Sponsor transferring the shares. If dividends are declared and payable in ordinary shares, such dividends will also be placed in escrow.

The summary of the Escrow Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017 (and is incorporated by reference herein as Exhibit 10.5).

Item 7.          Material to be Filed as Exhibits

Exhibit 10.1
Securities Subscription Agreement, dated as of September 26, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed by the Issuer with the SEC on November 14, 2017).

Exhibit 10.2
Securities Subscription Agreement, dated as of November 20, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.9 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017).

Exhibit 10.3
Letter Agreement, dated as of November 20, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017).

Exhibit 10.4
Registration Rights Agreement, dated as of November 20, 2017, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017).

Exhibit 10.5
Stock Escrow Agreement, dated as of November 20, 2017, by and among the Issuer, the Escrow Agent and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the SEC on November 22, 2017).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIG ROCK PARTNERS SPONSOR LLC
Dated: December 22, 2017	By:	/s/ Richard Ackerman
Richard Ackerman, Managing Member

Dated: December 22, 2017	By:	/s/ Richard Ackerman
Richard Ackerman